Bangkok Bank
ธนาคารกรุงเทพ





SUPPL

May 16, 2006

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Re: Bangkok Bank Public Company Limited – Submission of Materials Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934; File No. 82-4835

Dear Sirs,

Attached please find the 1st quarter 2006 audited financial statements that Bangkok Bank Public Company Limited reported to the Stock Exchange of Thailand.

These financial results can be accessed through the following websites:

Stock Exchange of Thailand
http://www.set.or.th (Market Info/Listed Companies/BBL)

Securities and Exchange Commission
http://www.sec.or.th (Financial Statement/Bangkok Bank)

Bangkok Bank Public Company Limited
http://www.bangkokbank.com (For Shareholders/Financial Results)

Please contact me if you have any questions.

With best regards,

PROCESSED
MAY 25 2006
THOMSON
FINANCIAL

Bangkok Bank Public Company Limited

Kulathida Sivayathorn
Executive Vice President
Accounting and Finance Division
Tel. (662) 230-2254, 230-1384
Fax (662) 231-4890

cc. Dr. Piyapan Tayanithi, Executive Vice President


SEC MAIL PROCESSING
RECEIVED
MAY 1 8 2006
WASH, D.C.
160
SECTION

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

Interim Financial Statements

Quarter ended March 31, 2006

Deloitte.

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โทร : 66 (0) 2676 5700
แฟ็กซ์: 66 (0) 2676 5757

Deloitte Touche Tohmatsu
Jaiyos Co., Ltd.
Rajanakarn Bldg. 25th Fl.,
183 South Sathorn Road,
Yannawa, Sathorn,
Bangkok 10120, Thailand
Tel : 66 (0) 2676 5700
Fax: 66 (0) 2676 5757
www.deloitte.com

REVIEW REPORT OF THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS
BANGKOK BANK PUBLIC COMPANY LIMITED

We have reviewed the consolidated balance sheet of Bangkok Bank Public Company Limited and its subsidiaries and the balance sheet of Bangkok Bank Public Company Limited as at March 31, 2006, and the related consolidated and the Bank's statements of income, changes in shareholders' equity and cash flows for the quarters ended March 31, 2006 and 2005. These financial statements are the responsibility of the Bank's management as to their correctness and completeness of the presentation. Our responsibility is to report on these financial statements based on our reviews.

We conducted our reviews in accordance with the Standard on Auditing applicable to review engagements. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards, and accordingly, we do not express an opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the consolidated and the Bank's financial statements as described in the first paragraph are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the consolidated and the Bank's financial statements for the year ended December 31, 2005, and expressed an unqualified opinion in our report dated February 23, 2006. The consolidated and the Bank's balance sheets as at December 31, 2005, presented herein for comparison, have been derived from such financial statements which have been audited and reported upon. We have not performed any other audit procedures subsequent to such report date.


SEC MAIL PROCESSING
RECEIVED
MAY 1 8 2006
WASH, D.C.
160
SECTION



Niti Jungnitnirundr
Certified Public Accountant (Thailand)
Registration No. 3809
DELOITTE TOUCHE TOHMATSU JAIYOS

BANGKOK
May 9, 2006

Audit . Tax . Consulting . Financial Advisory.

Member of
Deloitte Touche Tohmatsu

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT MARCH 31, 2006 AND DECEMBER 31, 2005

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	"UNAUDITED"		"UNAUDITED"	
	As at March 31, 2006	As at December 31, 2005	As at March 31, 2006	As at December 31, 2005
ASSETS				
CASH	31,901,291	34,221,506	31,827,411	34,152,170
INTERBANK AND MONEY MARKET ITEMS				
Domestic items				
Interest bearing	7,532,832	7,149,515	6,285,073	6,484,866
Non-interest bearing	12,018,073	10,880,955	11,964,829	10,779,320
Foreign items				
Interest bearing	124,414,380	103,969,918	122,358,906	101,699,807
Non-interest bearing	6,559,780	7,905,536	6,351,707	7,689,276
Total interbank and money market items, net	150,525,065	129,905,924	146,960,515	126,653,269
SECURITIES PURCHASED UNDER RESALE AGREEMENTS	11,500,000	5,100,000	11,500,000	5,100,000
INVESTMENTS (Note 5.2)				
Current investments, net	143,187,547	141,820,397	141,998,412	140,891,704
Long-term investments, net	152,740,041	163,979,476	151,659,607	162,451,226
Investments in subsidiaries and associated companies, net	241,259	232,901	7,150,322	6,760,111
Total investments, net	296,168,847	306,032,774	300,808,341	310,103,041
LOANS AND ACCRUED INTEREST RECEIVABLE (Note 5.3)				
Loans	933,251,532	910,476,342	932,677,882	912,003,362
Accrued interest receivable	2,217,855	2,079,935	2,203,723	2,087,658
Total loans and accrued interest receivable	935,469,387	912,556,277	934,881,605	914,091,020
Less Allowance for doubtful accounts (Note 3)	(70,384,798)	(71,432,998)	(70,088,655)	(71,137,336)
Less Revaluation allowance for debt restructuring	(8,766,273)	(8,445,314)	(8,766,273)	(8,445,314)
Total loans and accrued interest receivable, net	856,318,316	832,677,965	856,026,677	834,508,370
PROPERTIES FORECLOSED, NET	45,363,404	46,804,020	38,351,450	39,634,863
CUSTOMERS' LIABILITIES UNDER ACCEPTANCES	610,729	621,362	610,729	621,362
PREMISES AND EQUIPMENT, NET	32,436,016	33,083,120	32,257,361	32,893,951
LEASEHOLDS, NET	2,085,147	2,150,605	2,078,220	2,143,399
OTHER ASSETS, NET	10,775,386	8,244,268	9,681,243	7,210,715
TOTAL ASSETS	1,437,684,201	1,398,841,544	1,430,101,947	1,393,021,140

Notes to the financial statements form an integral part of these interim financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT MARCH 31, 2006 AND DECEMBER 31, 2005

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	"UNAUDITED"		"UNAUDITED"	
	As at March 31, 2006	As at December 31, 2005	As at March 31, 2006	As at December 31, 2005
LIABILITIES AND SHAREHOLDERS' EQUITY				
DEPOSITS				
Deposits in Baht	1,066,746,711	1,070,115,172	1,066,805,006	1,070,328,389
Deposits in foreign currencies	93,190,429	93,385,994	86,328,892	86,201,851
Total deposits	1,159,937,140	1,163,501,166	1,153,133,898	1,156,530,240
INTERBANK AND MONEY MARKET ITEMS				
Domestic items				
Interest bearing	18,346,754	10,737,847	18,346,774	10,737,846
Non-interest bearing	2,308,847	4,050,738	2,360,911	4,071,505
Foreign items				
Interest bearing	22,943,183	27,333,322	22,474,956	27,111,466
Non-interest bearing	2,599,308	2,204,873	2,643,387	2,251,769
Total interbank and money market items, net	46,198,092	44,326,780	45,826,028	44,172,586
LIABILITIES PAYABLE ON DEMAND	6,361,127	4,822,937	6,330,650	4,773,250
SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	31,460,000	-	31,460,000	-
BORROWINGS (Note 5.4)				
Short-term borrowings	9,778,734	-	10,113,242	-
Long-term borrowings	10,609,156	21,788,100	10,609,156	21,788,100
Total borrowings	20,387,890	21,788,100	20,722,398	21,788,100
BANK'S LIABILITIES UNDER ACCEPTANCES	610,729	621,362	610,729	621,362
SUNDRY CREDITORS	3,279,069	3,911,119	4,564,799	6,462,913
OTHER LIABILITIES	27,125,877	20,061,875	25,734,526	19,440,727
TOTAL LIABILITIES	1,295,359,924	1,259,033,339	1,288,383,028	1,253,789,178

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT MARCH 31, 2006 AND DECEMBER 31, 2005

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	"UNAUDITED"		"UNAUDITED"	
	As at March 31, 2006	As at December 31, 2005	As at March 31, 2006	As at December 31, 2005
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
SHAREHOLDERS' EQUITY				
SHARE CAPITAL				
Registered share capital				
3,998,213,345 ordinary shares of Baht 10 each	39,982,133	39,982,133	39,982,133	39,982,133
1,786,655 preferred shares of Baht 10 each	17,867	17,867	17,867	17,867
Issued and paid-up share capital				
1,908,842,894 ordinary shares of Baht 10 each	19,088,429	19,088,429	19,088,429	19,088,429
PREMIUM ON ORDINARY SHARE CAPITAL	56,346,232	56,346,232	56,346,232	56,346,232
UNREALIZED INCREMENT PER LAND APPRAISAL	10,192,264	10,192,264	10,192,264	10,192,264
UNREALIZED INCREMENT PER PREMISES APPRAISAL	7,981,090	8,266,505	7,981,090	8,266,505
FOREIGN EXCHANGE ADJUSTMENT	263,874	1,207,806	263,874	1,207,806
UNREALIZED GAINS ON INVESTMENT	9,081,570	11,253,105	9,081,570	11,253,105
UNREALIZED LOSSES ON INVESTMENT	(1,417,279)	(1,836,057)	(1,417,279)	(1,836,057)
UNREALIZED GAINS RESULTING FROM THE SALE OF SHARES OF A SUBSIDIARY TO THE PUBLIC IN EXCESS OF BOOK VALUE	45,400	45,400	45,400	45,400
RETAINED EARNINGS (Note 5.7)				
Appropriated				
Legal reserves	10,000,000	10,000,000	10,000,000	10,000,000
Other reserves	15,000,000	15,000,000	15,000,000	15,000,000
Unappropriated	15,137,339	9,668,278	15,137,339	9,668,278
TOTAL	141,718,919	139,231,962	141,718,919	139,231,962
MINORITY INTEREST	605,358	576,243	-	-
TOTAL SHAREHOLDERS' EQUITY, NET	142,324,277	139,808,205	141,718,919	139,231,962
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,437,684,201	1,398,841,544	1,430,101,947	1,393,021,140

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT MARCH 31, 2006 AND DECEMBER 31, 2005

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	"UNAUDITED"		"UNAUDITED"	
	As at March 31, 2006	As at December 31, 2005	As at March 31, 2006	As at December 31, 2005
OFF-BALANCE SHEET ITEMS-CONTINGENCIES (Note 5.8)				
AVALS TO BILLS AND GUARANTEES OF LOANS	10,632,286	11,557,489	10,562,296	11,487,511
LIABILITY UNDER UNMATURED IMPORT BILLS	10,479,635	10,268,535	10,238,588	10,068,445
LETTERS OF CREDIT	30,379,044	29,809,990	30,028,363	29,343,702
OTHER CONTINGENCIES	674,257,022	628,911,579	671,507,523	626,704,359

Notes to the financial statements form an integral part of these interim financial statements



(Mr. Chartsiri Sophonpanich)

President



(Mr. Teera Aphaiwongse)

Senior Executive Vice President

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED MARCH 31, 2006 AND 2005

"UNAUDITED"

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2006	2005	2006	2005
INTEREST AND DIVIDEND INCOME				
Interest on loans	12,400,522	9,756,223	12,392,221	9,662,069
Interest on interbank and money market items	1,248,746	1,019,855	1,225,379	1,009,461
Hire purchase and financial lease income	-	81	-	-
Investments	3,080,186	2,573,141	3,053,049	2,492,954
Total interest and dividend income	16,729,454	13,349,300	16,670,649	13,164,484
INTEREST EXPENSES				
Interest on deposits	4,320,242	2,616,300	4,279,066	2,565,133
Interest on interbank and money market items	416,931	102,600	409,339	96,485
Interest on short-term borrowings	32,860	19,523	37,800	19,523
Interest on long-term borrowings	744,050	893,304	744,050	893,304
Total interest expenses	5,514,083	3,631,727	5,470,255	3,574,445
NET INTEREST AND DIVIDEND INCOME	11,215,371	9,717,573	11,200,394	9,590,039
BAD DEBT AND DOUBTFUL ACCOUNTS (Note 3)	849,809	1,723,736	840,333	1,708,860
LOSS ON DEBT RESTRUCTURING (REVERSAL)	504,843	(719,378)	504,843	(719,378)
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING	9,860,719	8,713,215	9,855,218	8,600,557
NON-INTEREST INCOME				
Gain (loss) on investments, net	1,767,550	(153,350)	933,238	(152,621)
Equity in undistributed net income of subsidiaries and associated companies	12,344	85,838	551,935	187,295
Fees and service income				
Acceptances, aval and guarantees	40,913	44,932	40,913	44,912
Others	3,857,426	3,492,098	3,598,000	3,235,210
Gain on exchange, net	773,603	662,979	762,777	655,944
Gain on disposal of assets	388,073	84,879	392,516	82,308
Other income	154,961	290,827	152,771	258,665
Total non-interest income	6,994,870	4,508,203	6,432,150	4,311,713
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING AND NON-INTEREST INCOME	16,855,589	13,221,418	16,287,368	12,912,270

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE QUARTERS ENDED MARCH 31, 2006 AND 2005

"UNAUDITED"

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2006	2005	2006	2005
NON-INTEREST EXPENSES				
Personnel expenses	2,635,208	2,427,972	2,491,328	2,323,123
Premises and equipment expenses	1,437,258	1,250,391	1,399,791	1,208,719
Taxes and duties	782,126	674,013	760,901	662,099
Fees and service expenses	783,924	555,515	773,006	526,262
Directors' remuneration	11,905	11,842	10,950	10,630
Contributions to the Financial Institutions Development Fund	1,088,332	1,121,941	1,088,332	1,118,603
Loss on impairment of properties foreclosed	1,154,685	176,037	1,016,303	176,037
Other expenses	815,371	962,654	782,792	883,801
Total non-interest expenses	8,708,809	7,180,365	8,323,403	6,909,274
INCOME BEFORE INCOME TAX	8,146,780	6,041,053	7,963,965	6,002,996
INCOME TAX EXPENSES	2,930,020	23,135	2,780,319	-
INCOME BEFORE MINORITY INTEREST IN SUBSIDIARIES	5,216,760	6,017,918	5,183,646	6,002,996
MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	33,114	14,922	-	-
NET INCOME	5,183,646	6,002,996	5,183,646	6,002,996
BASIC EARNINGS PER SHARE BAHT	2.72	3.15	2.72	3.15
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES THOUSAND SHARES	1,908,843	1,908,711	1,908,843	1,908,711

Notes to the financial statements form an integral part of these interim financial statements



(Mr. Chartsiri Sophonpanich)

President



(Mr. Teera Aphaiwongse)

Senior Executive Vice President

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE QUARTERS ENDED MARCH 31, 2006 AND 2005

"UNAUDITED"

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS												
	Issued and Paid-up Share Capital Ordinary Shares	Issued and Paid-up Share Capital Preferred Shares	Premium on Ordinary Share Capital	Unrealized Increment per Land Appraisal	Unrealized Increment per Premises Appraisal	Foreign Exchange Adjustment	Unrealized Gains on Investment	Unrealized Losses on Investment	Unrealized Gains Resulting from The Sale of Shares of a Subsidiary to The Public in Excess of Book Value	Retained Earnings Appropriated	Retained Earnings Unappropriated	Minority Interest	Total
Beginning balance as at January 1, 2005	19,087,112	1,317	56,346,232	10,200,890	4,315,536	592,347	9,166,240	(1,581,998)	-	7,000,000	9,838,228	284,996	115,250,900
Unrealized increment per premises appraisal	-	-	-	-	(162,216)	-	-	-	-	-	-	-	(162,216)
Unrealized gains (losses) on investment	-	-	-	-	-	-	557,634	1,198,048	-	-	-	-	1,755,682
Foreign exchange adjustment	-	-	-	-	-	(1,387)	-	-	-	-	-	-	(1,387)
Net gain (loss) not recognised in the statement of income	-	-	-	-	(162,216)	(1,387)	557,634	1,198,048	-	-	-	-	1,592,079
Net income	-	-	-	-	-	-	-	-	-	-	6,002,996	-	6,002,996
Depreciation of building appraisal (Note 5.1.2)	-	-	-	-	-	-	-	-	-	-	162,216	-	162,216
Minority interest	-	-	-	-	-	-	-	-	-	-	-	286,410	286,410
Ending balance as at March 31, 2005	19,087,112	1,317	56,346,232	10,200,890	4,153,320	590,960	9,723,874	(383,950)	-	7,000,000	16,003,440	571,406	123,294,601
Beginning balance as at January 1, 2006	19,088,429	-	56,346,232	10,192,264	8,266,505	1,207,806	11,253,105	(1,836,057)	45,400	25,000,000	9,668,278	576,243	139,808,205
Unrealized increment per premises appraisal	-	-	-	-	(285,415)	-	-	-	-	-	-	-	(285,415)
Unrealized gains (losses) on investment	-	-	-	-	-	-	(2,171,535)	418,778	-	-	-	-	(1,752,757)
Foreign exchange adjustment	-	-	-	-	-	(943,932)	-	-	-	-	-	-	(943,932)
Net gain (loss) not recognised in the statement of income	-	-	-	-	(285,415)	(943,932)	(2,171,535)	418,778	-	-	-	-	(2,982,104)
Net income	-	-	-	-	-	-	-	-	-	-	5,183,646	-	5,183,646
Depreciation of building appraisal (Note 5.1.2)	-	-	-	-	-	-	-	-	-	-	224,011	-	224,011
Realized increment of assets appraisal (Note 5.1.2)	-	-	-	-	-	-	-	-	-	-	61,404	-	61,404
Minority interest	-	-	-	-	-	-	-	-	-	-	-	29,115	29,115
Ending balance as at March 31, 2006	19,088,429	-	56,346,232	10,192,264	7,981,090	263,874	9,081,570	(1,417,279)	45,400	25,000,000	15,137,339	605,358	142,324,277

Notes to the financial statements form an integral part of these interim financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)

FOR THE QUARTERS ENDED MARCH 31, 2006 AND 2005

"UNAUDITED"

Baht : '000

THE BANK'S FINANCIAL STATEMENTS

	Issued and Paid-up Share Capital Ordinary Shares	Issued and Paid-up Share Capital Preferred Shares	Premium on Ordinary Share Capital	Unrealized Increment per Land Appraisal	Unrealized Increment per Premises Appraisal	Foreign Exchange Adjustment	Unrealized Gains on Investment	Unrealized Losses on Investment	Unrealized Gains Resulting from The Sale of Shares of a Subsidiary to The Public In Excess of Book Value	Retained Earnings Appropriated	Retained Earnings Unappropriated	Total
Beginning balance as at January 1, 2005	19,087,112	1,317	56,346,232	10,200,890	4,315,536	592,347	9,166,240	(1,581,998)	-	7,000,000	9,838,228	114,965,904
Unrealized increment per premises appraisal	-	-	-	-	(162,216)	-	-	-	-	-	-	(162,216)
Unrealized gains (losses) on investment	-	-	-	-	-	-	557,634	1,198,048	-	-	-	1,755,682
Foreign exchange adjustment	-	-	-	-	-	(1,387)	-	-	-	-	-	(1,387)
Net gain (loss) not recognised in the statement of income	-	-	-	-	(162,216)	(1,387)	557,634	1,198,048	-	-	-	1,592,079
Net income	-	-	-	-	-	-	-	-	-	-	6,002,996	6,002,996
Depreciation of building appraisal (Note 5.1.2)	-	-	-	-	-	-	-	-	-	-	162,216	162,216
Ending balance as at March 31, 2005	19,087,112	1,317	56,346,232	10,200,890	4,153,320	590,960	9,723,874	(383,950)	-	7,000,000	16,003,440	122,723,195
Beginning balance as at January 1, 2006	19,088,429	-	56,346,232	10,192,264	8,266,505	1,207,806	11,253,105	(1,836,057)	45,400	25,000,000	9,668,278	139,231,962
Unrealized increment per premises appraisal	-	-	-	-	(285,415)	-	-	-	-	-	-	(285,415)
Unrealized gains (losses) on investment	-	-	-	-	-	-	(2,171,535)	418,778	-	-	-	(1,752,757)
Foreign exchange adjustment	-	-	-	-	-	(943,932)	-	-	-	-	-	(943,932)
Net gain (loss) not recognised in the statement of income	-	-	-	-	(285,415)	(943,932)	(2,171,535)	418,778	-	-	-	(2,982,104)
Net income	-	-	-	-	-	-	-	-	-	-	5,183,646	5,183,646
Depreciation of building appraisal (Note 5.1.2)	-	-	-	-	-	-	-	-	-	-	224,011	224,011
Realized increment of assets appraisal (Note 5.1.2)	-	-	-	-	-	-	-	-	-	-	61,404	61,404
Ending balance as at March 31, 2006	19,088,429	-	56,346,232	10,192,264	7,981,090	263,874	9,081,570	(1,417,279)	45,400	25,000,000	15,137,339	141,718,919

Notes to the financial statements form an integral part of these interim financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE QUARTERS ENDED MARCH 31, 2006 AND 2005

"UNAUDITED"

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2006	2005	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	5,183,646	6,002,996	5,183,646	6,002,996
Item to reconcile net income to cash received (paid) from operating activities				
Depreciation and amortization expenses	225,395	695,597	204,524	674,106
Bad debt and doubtful accounts	849,809	1,723,736	840,333	1,708,860
Loss on debt restructuring (reversal)	504,843	(719,378)	504,843	(719,378)
Loss on foreign exchange	131,122	818,009	131,302	817,937
Unrealized loss on revaluation of trading securities	20,317	53	20,317	53
Unrealized loss (gain) on transfer of investment	(2,799)	-	3,379	-
Gain on disposal of securities for investment	(2,098,408)	(563,045)	(1,274,361)	(563,045)
Loss on impairment of investments	322,167	718,502	322,167	718,502
Equity in undistributed net income of subsidiaries and associated companies	(12,344)	(85,838)	(551,935)	(187,295)
Dividend income from subsidiaries and associated companies	4,200	-	8,200	3,250
Loss on impairment of properties foreclosed	1,154,685	176,037	1,016,303	176,037
Gain on reversal of impairment of properties foreclosed	-	(753)	-	-
Loss (gain) on disposal of premises and equipment	(17,469)	(125)	(17,091)	1,100
Loss on impairment of other assets (reversal)	(2,763)	68,448	(2,763)	68,448
Provisions for contingencies expenses (reversal)	(22,047)	5,448	(22,047)	5,448
Increase in accrued interest receivable and dividend	(400,160)	(764,200)	(370,950)	(747,105)
Decrease (increase) in other accrued receivable	4,555	(428,872)	(2,293)	(349,510)
Increase in accrued interest payable	993,879	19,383	996,480	13,254
Increase in other accrued expenses	3,889,057	999,376	3,772,347	836,149
Minority interest in net income of subsidiaries	33,114	14,922	-	-
Income from operations before changes in operating assets and liabilities	10,760,799	8,680,296	10,762,401	8,459,807

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE QUARTERS ENDED MARCH 31, 2006 AND 2005

"UNAUDITED"

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2006	2005	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES (CONTINUED)				
Decrease (increase) in operating assets				
Interbank and money market items	(20,401,045)	(6,181,086)	(20,089,862)	(6,226,680)
Securities purchased under resale agreements	(6,400,000)	(32,180,000)	(6,400,000)	(32,170,000)
Current investments - trading securities	(11,760,097)	(2,206,868)	(11,770,445)	(2,206,868)
Loans	(26,628,777)	1,657,106	(24,547,365)	2,230,254
Properties foreclosed	2,229,117	276,639	2,210,296	184,182
Other assets	(2,460,160)	5,917,665	(2,399,380)	5,897,979
Increase (decrease) in operating liabilities				
Interbank and money market items	1,871,311	6,142,409	1,653,442	6,099,146
Deposits	(3,564,026)	8,238,413	(3,396,342)	8,106,617
Liabilities payable on demand	1,538,190	1,086,499	1,557,400	1,351,431
Securities sold under repurchased agreements	31,460,000	-	31,460,000	-
Other liabilities	(817,054)	578,285	(1,324,164)	362,319
Net cash used in operating activities	(24,171,742)	(7,990,642)	(22,284,019)	(7,911,813)
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of available for sale securities	(19,898,203)	(19,411,884)	(19,630,364)	(19,216,192)
Proceeds from disposal of available for sale securities	24,388,217	33,384,604	21,998,327	33,433,104
Purchase of held to maturity debt securities	(1,121,572)	(18,714,301)	(959,095)	(18,617,146)
Proceeds from redemption of held to maturity debt securities	19,051,070	10,093,754	18,775,140	10,008,723
Purchase of general investments	(378,251)	(426,594)	(378,251)	(426,594)
Proceeds from disposal of general investments	15,096	1,083,748	15,097	1,082,341
Purchase of premises, equipment and leasehold	(251,394)	(411,027)	(248,144)	(405,089)
Proceeds from disposal of premises, equipment and leasehold	79,744	5,165	78,913	3,941
Net cash provided by investing activities	21,884,707	5,603,465	19,651,623	5,863,088

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE QUARTERS ENDED MARCH 31, 2006 AND 2005

"UNAUDITED"

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2006	2005	2006	2005
CASH FLOWS FROM FINANCING ACTIVITIES				
Cash received from issued common stock and premium of common stock	-	321,367	-	-
Short-term borrowings increase	45,492	-	380,000	-
Dividend paid for minority interest	(4,000)	(3,250)	-	-
Net cash provided by financing activities	41,492	318,117	380,000	-
Effect on cash due to changes in the exchange rates	(74,672)	(23,884)	(72,363)	(23,991)
Net decrease in cash	(2,320,215)	(2,092,944)	(2,324,759)	(2,072,716)
Cash as at January 1,	34,221,506	30,553,309	34,152,170	30,455,876
Cash as at March 31,	31,901,291	28,460,365	31,827,411	28,383,160

Notes to the financial statements form an integral part of these interim financial statements

1. REGULATORY REQUIREMENTS

1.1 Allowance for doubtful accounts

The Bank of Thailand (BOT) requires banks to categorize their loan portfolios and set up the allowance for doubtful accounts on an account-by-account basis, or alternatively, on a customer basis, which is more stringent. In this respect, the Bank has adopted the more stringent requirement to classify loans on a customer basis. The Bank classifies all loans belonging to one customer at the lowest quality category of such customer as well as setting up the allowance for doubtful accounts according to six loan portfolio categories at the required rate. The BOT's guidelines require banks to establish new interest accrual and reversal policies and maximum collateral valuation limits for the purpose of calculating the allowance for doubtful accounts. In addition, the guidelines require banks to perform the qualitative reviews of their loans and commitments, including off-balance sheet exposures, on a periodic basis and to implement appropriate risk management systems and controls. In addition, in 2002, the BOT had announced the new guidelines on qualitative loan review regarding the amendment of the notification of qualitative review of loans and commitments, and its related reports dated September 20, 2002 and issued an additional amendment of the qualitative loan review guidelines per the notification dated March 31, 2003. The notification requires the Bank to perform reviews of all loans which have outstanding balance as at the end of the calendar year (except loans that have been brought to and finalized by the court and new loans that are approved within the end of the calendar year). The notification also provides an alternative loan review for loans that have outstanding balance less than Baht 20 million as at the end of the calendar year by using statistical methods.

In 2006, the BOT had cancelled the above guidelines per the notification dated September 30, 2002 and March 31, 2003 and announced new guidelines on qualitative loan review according to the notification of qualitative review of loans and commitments, and its related reports dated March 24, 2006. As at March 31, 2006, the Bank is performing loan reviews in accordance with the Bank's annual loan review plan and the new applicable BOT's guidelines.

Furthermore, the BOT has also issued several additional guidelines to clarify these guidelines, such as those for the basis for debt restructuring and collateral appraisal of financial institutions, worthless or irrecoverable assets or assets with doubtful recoverability value including reports required to be submitted to the BOT.

1.2 Other regulatory requirements

The Bank is subject to various capital and regulatory requirements administered by the BOT. Under these capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must satisfy specific capital guidelines that involve quantitative measurements of the Bank's assets, liabilities and certain off-balance sheet items calculated in accordance with regulatory requirements. The Bank's capital amounts and classification are also subject to qualitative judgement by the BOT about components, risk weightings and

other factors. The Bank believes that as at March 31, 2006 and December 31, 2005, the Bank met all capital adequacy requirements. However, these capital and regulatory requirements are subject to change by the BOT.

In January 2004, the Ministry of Finance and the Bank of Thailand announced the Financial Sector Master Plan defining the framework for the financial services industry and the types of financial institutions. In July 2004, the Bank submitted a plan in accordance therewith to the Bank of Thailand for approval by the Ministry of Finance to sell the shares of the Bank in Bualuang Finance Company Limited to Asia Credit Public Company Limited according to the plan of Asia Credit Public Company Limited to apply for a full banking license.

In December 2004, Asia Credit Public Company Limited received approval from the Ministry of Finance to establish a commercial bank under the framework of the Financial Sector Master Plan.

In April 2005, the Bank sold all the shares that the Bank held in Bualuang Finance Company Limited to Asia Credit Public Company Limited.

In September 2005, the Bank reduced the shareholding portion in Asia Credit Public Company Limited such that the company is no longer an associated company and the remaining investments have been transferred to available-for-sale securities and general investments portfolio. Furthermore, the Bank will reduce the shareholding in the company according to the timeframe set by the Ministry of Finance.

In December 2005, Asia Credit Public Company Limited was granted a commercial banking license from the Ministry of Finance, and was renamed ACL Bank Public Company Limited.

2. BASIS FOR PREPARATION OF THE CONSOLIDATED AND THE BANK'S FINANCIAL STATEMENTS

Bangkok Bank Public Company Limited is a public company registered in the Kingdom of Thailand with its head office located at 333 Silom Road, Bangrak, Bangkok. The Bank's main business is commercial banking and the Bank conducts its businesses through a network of branches covering all parts of Thailand and some major parts of the world. As at March 31, 2006 and December 31, 2005, the Bank has a total staff of 18,807 and 18,904, respectively.

2.1 The interim consolidated and the Bank's interim financial statements are presented in accordance with the regulations of the Stock Exchange of Thailand (SET) dated January 22, 2001, regarding the basis, conditions and procedures for the preparation and submission of financial statements position and results of operations of listed companies B.E. 2544, and with the BOT's notification regarding the balance sheets and statements of income of commercial banks dated May 10, 2001, and its related letter of July 9, 2001.

Certain financial information which is normally included in financial statements prepared in accordance with Generally Accepted Accounting Principles (GAAP), but which is not required for interim reporting purposes, has been omitted. The aforementioned interim financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2005.

The results of operations for the quarters ended March 31, 2006 and 2005 are not necessarily indicative of the operating results anticipated for the full year.

The preparation of financial statements in conformity with GAAP also requires the Bank to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

The Bank prepares its statutory financial statements in the Thai language in conformity with financial accounting standards in Thailand and as stated above. The financial statements are prepared in accordance with accounting principles and practices generally accepted in Thailand.

2.2 The interim consolidated financial statement for the quarter ended March 31, 2005 included the accounts of all branches of the Bank and its seven subsidiaries and eliminated significant business transactions and outstanding balances between the Bank and its subsidiaries. The seven subsidiaries are BBL (Cayman) Limited, Bangkok Bank Berhad, Bualuang Finance Company Limited, Sinnsuptawee Asset Management Company Limited, Bualuang Capital Augmented Preferred Securities (CAPS) Fund, the juristic entity established to raise capital on behalf of the Bank, BBL Asset Management Company Limited, and Bualuang Securities Public Company Limited.*

The interim consolidated financial statements for the quarter ended March 31, 2006 and the consolidated balance sheet as at December 31, 2005, included its six subsidiaries which are the above mentioned subsidiaries and excluded Bualuang Finance Company Limited due to the Bank having sold such investment in April 2005.

In addition, the interim consolidated financial statements for the quarters ended March 31, 2006 and 2005 and the consolidated balance sheet as at December 31, 2005, also included BBL Nominees (Tempatan) Sdn. Bhd, the 100.00% owned subsidiary of Bangkok Bank Berhad.

The interim consolidated financial statements for the quarters ended March 31, 2006 and 2005 and the consolidated balance sheet as at December 31, 2005 do not include the financial statements of Thai Precision Manufacturing Company Limited in which the Bank holds 59.77% stake through debt restructuring as the Bank intends to hold such investments on a temporary basis. Thai Precision Manufacturing Company Limited reported total assets amounting to Baht 190.4 million in their respective December 31, 2004 audited financial statements.

All subsidiaries of the Bank are registered in the Kingdom of Thailand except for BBL (Cayman) Limited which is registered in the Cayman Islands, British West Indies and Bangkok Bank Berhad which is registered in Malaysia.

* Formerly Bualuang Securities Co., Ltd.

2.3 The Bank's interim financial statements for the quarter ended March 31, 2006 included the accounts of all branches of the Bank. Investment in subsidiaries and associated companies was accounted for using the equity method. The Bank's interest in subsidiaries was determined from the reviewed financial statements of these companies except for the financial statements of BBL Asset Management Company Limited which were unreviewed. The Bank's interest in associated companies' equity was determined from the unreviewed financial statements of these companies except for the Bank's interest in PCC Capital Company Limited and Thai Digital ID Company Limited which was determined from the December 31, 2004 audited financial statements.

The Bank's financial statements for the year ended December 31, 2005 included the accounts of all branches of the Bank. Investment in subsidiaries and associated companies was accounted for using the equity method. The Bank's interest in subsidiaries was determined from the audited financial statements of these companies except for the financial statements of Bualuang Finance Company Limited which was unaudited as the Bank had sold such investments in April 2005. The Bank's interest in associated companies' equity was determined from the unaudited financial statements of these companies. The Bank recognized interest in Bualuang Finance Company Limited indirectly through Asia Credit Public Company Limited and recognized interest in Asia Credit Public Company Limited based on the companies reviewed financial statements, only until the end of September 2005 due to the Bank having sold its investment in Asia Credit Public Company Limited in such month (See Note 1.2).

The Bank's interim financial statements for the quarter ended March 31, 2005 included the accounts of all branches of the Bank. Investment in subsidiaries and associated companies was accounted for using the equity method. The Bank's interest in subsidiaries was determined from the reviewed financial statements of these companies except for the financial statements of BBL Asset Management Company Limited which were unreviewed; the Bank's interest in associated companies' equity was determined from the unreviewed financial statements of these companies except for Asia Credit Public Company Limited.

2.4 The financial statements presented for comparison, have been reclassified to conform to the classifications used in the interim financial statements for the quarter ended March 31, 2006 as follows :

- in the balance sheet as at December 31, 2005 the inter account balance item are now presented as past of the other liabilities item in the consolidated financial statements and the Bank's financial statements amounting to Baht 4,136.9 million and Baht 4,149.7 million, respectively.

- in the statements of cash flows for the quarter ended March 31, 2005 the damage claim expenses item is now presented as a part of the provisions for contingencies expenses item in the consolidated financial statements and the Bank's financial statements amounting to Baht 5.4 million and Baht 5.4 million, respectively; and the change in the negotiable certificates of deposit item as part of the change in the deposit item in the consolidated financial statements and the Bank's financial statements amounting to Baht 9.3 million and Baht 10.0 million, respectively.

3. ALLOWANCE FOR DOUBTFUL ACCOUNTS

As at March 31, 2006 and December 31, 2005, the Bank estimated the minimum required allowance for doubtful accounts pursuant to the BOT's guidelines regarding worthless or irrecoverable assets or assets with doubtful recoverability value dated August 23, 2004 to be Baht 39,266.7 million* and Baht 39,671.2 million,** respectively, in the consolidated financial statements and Baht 39,193.7 million* and Baht 39,620.1 million,** respectively, in the Bank's financial statements (See Note 5.3.1).

As at March 31, 2006 and December 31, 2005, the Bank and its subsidiaries recorded allowances for doubtful accounts in excess of the minimum required reserves calculated pursuant to the BOT's guidelines in the amount of Baht 31,117.9 million and Baht 31,741.0 million, respectively, in the consolidated financial statements, and of Baht 30,894.7 million and Baht 31,496.4 million, respectively, in the Bank's financial statements (See Note 5.3.1).

Debts that are determined to be irrecoverable are written off in the period in which the decision is taken. Bad debts recovered are recorded as an increase in allowance for doubtful accounts.

In the event of a net loss on debt restructuring, the Bank will reduce bad debt and doubtful accounts and allowance for doubtful accounts by either the loss on debt restructuring or allowance for doubtful accounts recorded in the previous period, whichever is the lower.

4. SIGNIFICANT ACCOUNTING POLICIES

4.1 The Bank applies accounting and calculation methods to the interim financial statements consistent with the most recent annual financial statements.

4.2 Troubled debt restructurings

The Bank's restructuring methodology includes reduction of principal and/or accrued interest receivable, asset transfer, debt-equity conversion, and modification of payment schedule.

For debt repayment through asset transfer or debt-equity conversion according to debt restructuring contract, the Bank uses conservative basis in recognizing the transferred asset or equity at the lower of recorded loan amount or asset fair value, of which the effect is not material from recording the transfer at the fair value following TAS No. 34.

For debt restructuring using modification of payment schedule, the Bank calculates the fair value of loans based on the present value of the expected future cash flows discounted by the market rate. The Bank applies lending interest rate published by the Bank and in force at the time of restructuring as the benchmarking discount rate in calculating the resulting future loss, and recognizes this loss on restructuring as expense as incurred. Subsequently, the Bank recalculates the above-mentioned future loss periodically using the lending interest rate published by the Bank and in force as at the balance sheet date as the benchmarking discount rate and recognizes the change of the above-mentioned future loss as an increase or decrease in expense in loss on restructuring accounts.

---

* Excluding allowance for doubtful account of interbank and money market items amounting to Baht 32.9 million.

** Excluding allowance for doubtful account of interbank and money market items amounting to Baht 61.5 million.

4.3 Earnings per share

Basic earnings per share are calculated by dividing the net income by the average number of ordinary shares outstanding and issued during the year, weighted according to time and amount paid.

Diluted earnings per share are computed from adjusting the net income attributable to ordinary shares and the number of ordinary shares by the effect of dilutive potential ordinary share.

The Bank had issued convertible bonds, which were a part of Capital Augmented Preferred Securities (CAPS) (See Note 5.5), that gave bondholders the right to convert into ordinary shares. However, for the quarter ended March 31, 2005, since the exercise price of the convertible bonds was higher than the average market value of the ordinary shares, calculation of the diluted earnings per share is not affected. And for the quarter ended March 31, 2006, the Bank had no convertible bonds, since the Bank redeemed all of the remaining amount of such convertible bonds, calculation of the diluted earnings per share is not affected.

5. ADDITIONAL INFORMATION

5.1 Supplementary disclosures of cash flow information.

5.1.1 Cash paid for interest and income tax for the quarters ended March 31, 2006 and 2005 are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2006	2005	2006	2005
Interest	4,520.2	3,612.3	4,473.8	3,561.2
Income tax	146.4	99.8	122.7	72.5

5.1.2 Significant non-cash items for the quarters ended March 31, 2006 and 2005 are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2006	2005	2006	2005
Unrealized gains on investment in shareholders' equity increase (decrease)	(2,171.5)	557.6	(2,171.5)	557.6
Unrealized losses on investment in shareholders' equity decrease	418.8	1,198.0	418.8	1,198.0
Investment increased from loan payment/ loan sold				
Equity securities	164.7	2,813.3	164.7	2,813.3
Debt securities	-	256.6	-	256.6
Investment in convertible bonds converted to investment in common shares	-	254.5	-	254.5
Properties foreclosed increased from loan payment	1,943.3	1,694.0	1,943.3	1,694.0
Accrued interest receivable on the promissory notes and reserve for loss sharing from TAMC increase	78.4	52.6	78.4	52.6
Unrealized increment per premises appraisal transferred to retained earnings	285.4	162.2	285.4	162.2

5.2 Investments

5.2.1 As at March 31, 2006 and December 31, 2005, the Bank classified investments as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	March 31, 2006	December 31, 2005	March 31, 2006	December 31, 2005
Trading securities	8,451.4	116.1	8,392.9	49.0
Available-for-sale securities	196,246.5	196,903.2	195,426.9	196,081.8
Held-to-maturity debt securities	78,562.0	96,381.3	77,188.3	94,830.8
General investments	12,667.6	12,399.3	12,649.9	12,381.3
Investments in subsidiaries and associated companies (Note 5.2.2)	241.3	232.9	7,150.3	6,760.1
Total investments, net	296,168.8	306,032.8	300,808.3	310,103.0

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2006			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities	8,471.2	0.6	(20.4)	8,451.4
Add (less) Revaluation allowance	(19.8)			-
Total	8,451.4			8,451.4
Available-for-sale securities	99,092.3	81.1	(283.0)	98,890.4
Add (less) Revaluation allowance	(201.9)			-
Less Allowance for impairment	-			-
Total	98,890.4			98,890.4
Held-to-maturity debt securities	35,845.7	73.1	(124.0)	35,794.8
Less Allowance for impairment	-			-
Total	35,845.7			35,794.8
Total current investments, net	143,187.5			143,136.6
Long-term investments				
Available-for-sale securities	92,567.4	8,974.6	(4,185.9)	97,356.1
Add (less) Revaluation allowance	7,845.6			-
Less Allowance for impairment	(3,056.9)			-
Total	97,356.1			97,356.1
Held-to-maturity debt securities	42,716.3	106.7	(770.7)	42,052.3
Less Allowance for impairment	-			-
Total	42,716.3			42,052.3
General investments				
Regular equity securities	10,046.9			12,530.6
Equity securities received through debt restructuring	5,481.8			7,213.3
Total	15,528.7			19,743.9
Add (less) Allowance for transferred of investments	20.4			-
Less Allowance for impairment	(2,881.5)			-
Total	12,667.6			19,743.9
Total long-term investments, net	152,740.0			159,152.3

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2005			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities	117.1	0.1	(1.1)	116.1
Add (less) Revaluation allowance	(1.0)			-
Total	116.1			116.1
Available-for-sale securities	90,926.2	34.8	(362.7)	90,598.3
Add (less) Revaluation allowance	(327.9)			-
Less Allowance for impairment	-			-
Total	90,598.3			90,598.3
Held-to-maturity debt securities	51,106.0	109.9	(166.9)	51,049.0
Less Allowance for impairment	-			-
Total	51,106.0			51,049.0
Total current investments, net	141,820.4			141,763.4
Long-term investments				
Available-for-sale securities	99,310.4	11,204.8	(4,210.3)	106,304.9
Add (less) Revaluation allowance	9,731.5			-
Less Allowance for impairment	(2,737.0)			-
Total	106,304.9			106,304.9
Held-to-maturity debt securities	45,275.3	143.2	(841.3)	44,577.2
Less Allowance for impairment	-			-
Total	45,275.3			44,577.2
General investments				
Regular equity securities	9,788.1			12,078.1
Equity securities received through debt restructuring	5,483.3			7,604.0
Total	15,271.4			19,682.1
Add (less) Allowance for transferred of investments	13.5			-
Less Allowance for impairment	(2,885.6)			-
Total	12,399.3			19,682.1
Total long-term investments, net	163,979.5			170,564.2

Million Baht

THE BANK'S FINANCIAL STATEMENTS
MARCH 31, 2006

	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities	8,413.3	-	(20.4)	8,392.9
Add (less) Revaluation allowance	(20.4)			-
Total	8,392.9			8,392.9
Available-for-sale securities	98,606.4	80.7	(280.1)	98,407.0
Add (less) Revaluation allowance	(199.4)			-
Less Allowance for impairment	-			-
Total	98,407.0			98,407.0
Held-to-maturity debt securities	35,198.5	71.6	(123.1)	35,147.0
Less Allowance for impairment	-			-
Total	35,198.5			35,147.0
Total current investments, net	141,998.4			141,946.9
Long-term investments				
Available-for-sale securities	92,230.6	8,973.8	(4,184.5)	97,019.9
Add (less) Revaluation allowance	7,846.2			-
Less Allowance for impairment	(3,056.9)			-
Total	97,019.9			97,019.9
Held-to-maturity debt securities	41,989.8	95.0	(770.3)	41,314.5
Less Allowance for impairment	-			-
Total	41,989.8			41,314.5
General investments				
Regular equity securities	10,029.2			12,468.4
Equity securities received through debt restructuring	5,481.8			7,213.3
Total	15,511.0			19,681.7
Add (less) Allowance for transferred of investments	20.4			-
Less Allowance for impairment	(2,881.5)			-
Total	12,649.9			19,681.7
Total long-term investments, net	151,659.6			158,016.1

Million Baht

	THE BANK'S FINANCIAL STATEMENTS DECEMBER 31, 2005			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities	48.9	0.1	-	49.0
Add (less) Revaluation allowance	0.1			-
Total	49.0			49.0
Available-for-sale securities	90,691.5	33.9	(362.3)	90,363.1
Add (less) Revaluation allowance	(328.4)			-
Less Allowance for impairment	-			-
Total	90,363.1			90,363.1
Held-to-maturity debt securities	50,479.6	109.8	(166.7)	50,422.7
Less Allowance for impairment	-			-
Total	50,479.6			50,422.7
Total current investments, net	140,891.7			140,834.8
Long-term investments				
Available-for-sale securities	98,726.1	11,201.8	(4,209.2)	105,718.7
Add (less) Revaluation allowance	9,729.6			-
Less Allowance for impairment	(2,737.0)			-
Total	105,718.7			105,718.7
Held-to-maturity debt securities	44,351.2	129.2	(840.9)	43,639.5
Less Allowance for impairment	-			-
Total	44,351.2			43,639.5
General investments				
Regular equity securities	9,763.9			12,014.9
Equity securities received through debt restructuring	5,483.3			7,604.0
Total	15,247.2			19,618.9
Add (less) Allowance for transferred of investments	13.5			-
Less Allowance for impairment	(2,879.4)			-
Total	12,381.3			19,618.9
Total long-term investments, net	162,451.2			168,977.1

Investments classified in accordance with the notification of the BOT as at March 31, 2006 and December 31, 2005 are presented in Note 5.3.4.

As at March 31, 2006, the Bank accounts for investments in the companies in which it has 20% holding or more, acquired through debt restructuring by the cost method because it intends to hold these investments only on a temporary basis. Such companies are Better Rice Co., Ltd., Kamolkij Co., Ltd., Thai Precision Manufacturing Co., Ltd., C.P. Plaza Co., Ltd., CBNP (Thailand) Co., Ltd., UMC Metals Co., Ltd., UB-Haworth (Thailand) Co., Ltd., Sri U-Thong Co., Ltd., Tre-atthaboon Industry Co., Ltd., Quality Inn Co., Ltd., Srithepthai Plaschem Co., Ltd., Sammitr motors manufacturing Co., Ltd., TPT Petrochemical Public Co., Ltd., and Tri Eagles Co., Ltd.

As at December 31, 2005, the Bank accounts for investments in the companies in which it has 20% holding or more, acquired through debt restructuring by the cost method because it intends to hold these investments only on a temporary basis. Such companies are Better Rice Co., Ltd., Kamolkij Co., Ltd., Bumrungrad Hospital Public Co., Ltd., Thai Precision Manufacturing Co., Ltd., C.P. Plaza Co., Ltd., CBNP (Thailand) Co., Ltd., UMC Metals Co., Ltd., UB-Haworth (Thailand) Co., Ltd., Sri U-Thong Co., Ltd., Tre-atthaboon Industry Co., Ltd., Quality Inn Co., Ltd., Srithepthai Plaschem Co., Ltd., Sammitr motors manufacturing Co., Ltd., TPT Petrochemical Public Co., Ltd., and Tri Eagles Co., Ltd.

For the quarters ended March 31, 2006 and 2005, the Bank has set aside allowances for impairment of investments amounting to Baht 322.2 million and Baht 718.5 million, respectively.

As at March 31, 2006 and December 31, 2005, investments in government and state enterprise securities that have been classified as held-to-maturity debt securities, included the non-negotiable promissory notes from TAMC, amounting to Baht 19,991.0 million and Baht 20,513.6 million, respectively (See Note 5.3.3).

As at December 30, 2004, the Bank entered into a transaction to transfer certain investments classified as available-for-sale securities received from debt restructuring to Sinnsuptawee Asset Management Co., Ltd., a subsidiary of the Bank, at the closing price on December 28, 2004 quoted on The Stock Exchange of Thailand in the amount of Baht 3,323.0 million. The proceeds from the aforementioned transfer were recorded as other liabilities and the related securities recorded as securities transferred to subsidiary under available-for-sale securities in accordance with the Thai accounting practice guideline regarding the transferring and taking of transfer of financial assets.

In January 2006, the subsidiary company has partially disposed of the investment and recognized a gain on sale of investment amounting to Baht 824.0 million. The Bank recorded such transaction by reducing other liabilities by Baht 1,344.5 million, and recognized a gain on sale of investment amounting to Baht 1,041.0 million.

5.2.2 As at March 31, 2006 and December 31, 2005, the Bank had investments in subsidiaries and associated companies, net as follows :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2006

Company	Type of Business	Securities Type	Share Capital	Direct and Indirect Share Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received
Associated companies							
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	26.59%	-	52.8	-
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.82%	3.0	182.8	4.2
WTA (Thailand) Co., Ltd.	Service	Ordinary share	0.0	24.90%	0.0	0.0	-
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.86%	45.8	-	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	45.33%	0.0	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.80%	24.1	-	-
PCC Capital Co., Ltd.*	Service	Ordinary share	50.0	30.82%	-	7.2	-
Thai Digital ID Co., Ltd.*	Service	Ordinary share	50.0	30.82%	-	(1.5)	-
Total					72.9	241.3	
Less Allowance for impairment					-	-	
Investments in associated companies, net					72.9	241.3	

* Being associated companies of the Bank through indirect holdings of other associated companies.

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

Company	Type of Business	Securities Type	Share Capital	Direct and Indirect Share Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received
Associated companies							
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	26.59%	-	52.5	1.6
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.82%	3.0	180.4	4.2
WTA (Thailand) Co., Ltd.	Service	Ordinary share	0.0	24.90%	0.0	0.0	-
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.86%	45.8	-	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	45.33%	0.0	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.80%	24.1	-	-
PCC Capital Co., Ltd.*	Service	Ordinary share	50.0	30.82%	-	-	-
Thai Digital ID Co., Ltd.*	Service	Ordinary share	50.0	30.82%	-	-	-
Total					72.9	232.9	
Less Allowance for impairment					-	-	
Investments in associated companies, net					72.9	232.9	

* Being associated companies of the Bank through indirect holdings of other associated companies, and the Bank did not apply the equity method for such investment.

Million Baht

THE BANK'S FINANCIAL STATEMENTS

MARCH 31, 2006

Company	Type of Business	Securities Type	Share Capital	Direct and Indirect Share Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received
Subsidiaries							
BBL (Cayman) Limited	Finance	Ordinary share	2.0	100.00%	2.0	689.5	-
Bangkok Bank Berhad	Banking	Ordinary share	2,780.2	100.00%	2,780.2	3,511.9	-
Sinnsuptawee Asset Management Co., Ltd.	Service	Ordinary share	2,500.0	100.00%	2,500.0	1,930.3	-
BBL Asset Management Co., Ltd.	Finance	Ordinary share	100.0	54.96%	53.0	64.9	4.0
Bualuang Securities Public Co., Ltd.	Securities	Ordinary share	360.0	56.34%	571.4	712.4	-
Associated companies							
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	26.59%	-	52.8	-
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.82%	3.0	182.8	4.2
WTA (Thailand) Co., Ltd.	Service	Ordinary share	0.0	24.90%	0.0	0.0	-
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.86%	45.8	-	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	45.33%	0.0	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.80%	24.1	-	-
PCC Capital Co., Ltd.*	Service	Ordinary share	50.0	30.82%	-	7.2	-
Thai Digital ID Co., Ltd*	Service	Ordinary share	50.0	30.82%	-	(1.5)	-
Total					5,979.5	7,150.3	
Less Allowance for impairment					-	-	
Investments in subsidiaries and associated companies, net					5,979.5	7,150.3	

* Being associated companies of the Bank through indirect holdings of other associated companies.

Million Baht

Company	Type of Business	Securities Type	Share Capital	Direct and Indirect Share Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received
			THE BANK'S FINANCIAL STATEMENTS DECEMBER 31, 2005				
Subsidiaries							
BBL (Cayman) Limited	Finance	Ordinary share	2.0	100.00%	2.0	723.7	-
Bangkok Bank Berhad	Banking	Ordinary share	2,780.2	100.00%	2,780.2	3,577.0	-
Sinnsuptawee Asset Management Co., Ltd.	Service	Ordinary share	2,500.0	100.00%	2,500.0	1,486.6	-
BBL Asset Management Co., Ltd.	Finance	Ordinary share	100.0	54.96%	53.0	64.9	6.2
Bualuang Securities Public Co., Ltd.	Securities	Ordinary share	360.0	56.34%	571.4	675.0	11.2
Associated companies							
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	26.59%	-	52.5	1.6
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.82%	3.0	180.4	4.2
WTA (Thailand) Co., Ltd.	Service	Ordinary share	0.0	24.90%	0.0	0.0	-
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.86%	45.8	-	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	45.33%	0.0	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.80%	24.1	-	-
PCC Capital Co., Ltd.*	Service	Ordinary share	50.0	30.82%	-	-	-
Thai Digital ID Co., Ltd.*	Service	Ordinary share	50.0	30.82%	-	-	-
Total					5,979.5	6,760.1	
Less Allowance for impairment					-	-	
Investments in subsidiaries and associated companies, net					5,979.5	6,760.1	

As at March 31, 2006 and December 31, 2005, the Bank had investments in companies of 10% and upwards of the paid-up capital of the respective companies but which are not considered to be investments in subsidiaries and associated companies. The classification is as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	March 31, 2006	December 31, 2005	March 31, 2006	December 31, 2005
Agriculture and mining	-	-	-	-
Manufacturing and commercial	3,826.0	3,826.0	3,826.0	3,826.0
Real estate and construction	453.8	472.2	453.8	472.2
Utilities and services	4,273.8	6,594.7	4,273.8	6,594.7
Others	2,491.5	2,633.5	2,491.5	2,633.5
Total	11,045.1	13,526.4	11,045.1	13,526.4

* Being associated companies of the Bank through indirect holdings of other associated companies, and the Bank did not apply the equity method for such investment.

As at March 31, 2006 and December 31, 2005, the Bank had investments in 27 companies and 28 companies, respectively, whose going concern are uncertain or unlisted companies whose financial positions and operations are the same as companies that are under SET delisting criteria amounting to cost value of Baht 189.2 million and Baht 189.3 million, respectively. The Bank had set aside allowance for impairment of these investments amounting to Baht 188.5 million and Baht 188.6 million, respectively. These companies had net book value totaling Baht 0.7 million and Baht 0.7 million, respectively.

As at March 31, 2006 and December 31, 2005, the Bank had investments in 14 listed companies and 14 listed companies, respectively, that are under SET delisting criteria amounting to Baht 1,854.5 million and Baht 1,860.9 million, respectively, with the fair value of Baht 1,745.6 million and Baht 1,752.0 million, respectively. The Bank had set aside allowance for impairment of these investments amounting to Baht 111.0 million and Baht 111.0 million, respectively.

In the fourth quarter of 2004, the Central Bankruptcy Court affirmed the rehabilitation plan of a debtor of the Bank. The plan calls for the repayment of debt to creditors by various methods including the issuance of new share capital by the debtor and the sale of its shares held by the creditors as a result of previous debt restructuring agreement, or repayment by a debt for equity conversion, whichever is applicable. Such transaction would have led to an impairment of the Bank's investment in the debtor company arising from the previous debt restructuring agreement. As a result, the Bank had written off its investment in such company amounting to Baht 3,224.0 million against the allowance for doubtful accounts previously recorded for such debtor.

In the fourth quarter of 2005, the aforementioned debtor had proceeded with the rehabilitation plan. In connection therewith, the Bank had surrendered the shares received from the previous debt restructuring agreement and received partial repayment of the company's debt. Furthermore, the Bank purchased shares in the said company amounting to Baht 1,636.1 million as allocated to the creditors according to the rehabilitation plan. The Bank is prohibited from selling, transferring, pledging or making any commitments regarding such shares for 24 months from December 13, 2005.

5.3 Loans and accrued interest receivable

As at March 31, 2006 and December 31, 2005, the Bank had impaired loans amounting to Baht 102,492.6 million and Baht 100,573.1 million, respectively.

5.3.1 As at March 31, 2006 and December 31, 2005, classified loans and allowance for doubtful accounts in accordance with the notification of the BOT are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2006			
	Loans and Accrued Interest Receivables	Loans and Accrued Interest Receivables Net of Collateral Permitted by the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	795,866.1	350,646.7	1	3,506.5
Special mentioned	36,896.2	14,451.0	2	289.0
Substandard	19,141.5	9,162.8	20	1,832.6
Doubtful	22,608.4	8,692.4	50	4,346.2
Doubtful of loss	60,957.2	28,531.7	100	29,292.4
Total	935,469.4	411,484.6		39,266.7
Add Allowance for doubtful accounts which exceed minimum provision required by the BOT				31,117.9
Total				70,384.6*

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2005			
	Loans and Accrued Interest Receivables	Loans and Accrued Interest Receivables Net of Collateral Permitted by the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	791,980.8	355,963.3	1	3,559.6
Special mentioned	19,790.0	4,978.0	2	99.6
Substandard	12,760.1	4,338.7	20	867.8
Doubtful	26,351.4	8,518.2	50	4,259.1
Doubtful of loss	61,674.0	28,625.1	100	30,885.1
Total	912,556.3	402,423.3		39,671.2
Add Allowance for doubtful accounts which exceed minimum provision required by the BOT				31,741.0
Total				71,412.2**

* Excluding allowance for doubtful accounts for legal expense paid in advance amounting to Baht 0.2 million.

** Excluding allowance for doubtful accounts for legal expense paid in advance amounting to Baht 20.8 million.

Million Baht

THE BANK'S FINANCIAL STATEMENTS
MARCH 31, 2006

	Loans and Accrued Interest Receivables	Loans and Accrued Interest Receivables Net of Collateral Permitted by the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	795,468.6	352,398.9	1	3,523.9
Special mentioned	36,896.2	14,451.0	2	289.0
Substandard	19,128.6	9,149.8	20	1,830.0
Doubtful	22,593.7	8,678.6	50	4,339.3
Doubtful of loss	60,794.5	28,450.7	100	29,211.5
Total	934,881.6	413,129.0		39,193.7
Add Allowance for doubtful accounts which exceed minimum provision required by the BOT				30,894.7
Total				70,088.4 *

Million Baht

THE BANK'S FINANCIAL STATEMENTS
DECEMBER 31, 2005

	Loans and Accrued Interest Receivables	Loans and Accrued Interest Receivables Net of Collateral Permitted by the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	793,715.5	359,862.7	1	3,598.6
Special mentioned	19,790.0	4,978.0	2	99.6
Substandard	12,730.3	4,308.9	20	861.8
Doubtful	26,348.1	8,514.9	50	4,257.4
Doubtful of loss	61,507.1	28,542.7	100	30,802.7
Total	914,091.0	406,207.2		39,620.1
Add Allowance for doubtful accounts which exceed minimum provision required by the BOT				31,496.4
Total				71,116.5 **

* Excluding allowance for doubtful accounts for legal expense paid in advance amounting to Baht 0.2 million.

** Excluding allowance for doubtful accounts for legal expense paid in advance amounting to Baht 20.8 million.

As at March 31, 2006 and December 31, 2005, amount of unearned discounts are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	March 31, 2006	December 31, 2005	March 31, 2006	December 31, 2005
Unearned discounts	559.0	313.5	528.3	283.3

5.3.2 As at March 31, 2006 and December 31, 2005, the Bank and subsidiaries had loans and accrued interest receivables due from companies experiencing financial difficulties as defined in the SET's guidelines dated July 8, 1998 regarding the disclosure of asset quality and related party transactions, for which the Bank has provided an allowance for doubtful accounts, as follows :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2006

	No. of Companies	Outstanding Balance	Collateral Value	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	2	26.0	0.3	25.7	25.7
Listed companies identified for delisting	13	10,971.6	8,112.2	514.8	514.8
Total	15	10,997.6	8,112.5	540.5	540.5

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

	No. of Companies	Outstanding Balance	Collateral Value	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	2	27.5	0.0	27.2	27.2
Listed companies identified for delisting	17	11,400.7	8,427.5	304.6	304.6
Total	19	11,428.2	8,427.5	331.8	331.8

Million Baht

THE BANK'S FINANCIAL STATEMENTS
MARCH 31, 2006

	No. of Companies	Outstanding Balance	Collateral Value	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	2	26.0	0.3	25.7	25.7
Listed companies identified for delisting	13	10,971.6	8,112.2	514.8	514.8
Total	15	10,997.6	8,112.5	540.5	540.5

Million Baht

	THE BANK'S FINANCIAL STATEMENTS DECEMBER 31, 2005				
	No. of Companies	Outstanding Balance	Collateral Value	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	2	27.5	0.0	27.2	27.2
Listed companies identified for delisting	17	11,400.7	8,427.5	304.6	304.6
Total	19	11,428.2	8,427.5	331.8	331.8

5.3.3 Transfer of assets to Thai Asset Management Corporation (TAMC)

On October 12, 2001, the Bank entered into the Asset Transfer Agreement (the Agreement) with TAMC in order to transfer the impaired assets of the Bank including all rights over the collateral securing such loans as at December 31, 2000, as well as any other related rights or contingencies of the Bank against those debtors pursuant to the terms and conditions of the Agreement and the applicable provisions of the Royal Ordinance establishing TAMC B.E. 2544 (TAMC Law). The price payable by TAMC to the Bank for such impaired assets transferred shall be the value of collateral of such loan but shall not exceed the book value of the loan less the allowance for doubtful accounts as at the transfer date which has been set aside pursuant to the notification of the Bank of Thailand. TAMC will make payments for assets transferred after preliminary confirmation of the transfer price by issuing a non-negotiable promissory note which is given aval by the Financial Institutions Development Fund (FIDF), to be due at the end of 10 years from the date of issuance. Such promissory note may be redeemable by TAMC prior to its maturity. The interest rate shall be the weighted average interest rate on deposits as defined in the Agreement and shall be determined on a quarterly basis. The interest accrued shall be payable by TAMC to the Bank annually by issuing to the Bank a non-negotiable promissory note which is given aval by the FIDF, to be due at the end of one year from the date of issuance.

The Bank and TAMC agreed to recognize any profits or losses arising from the management of the impaired assets at the end of the fifth and the tenth year starting from July 1, 2001. The profits or losses shall be calculated based on all accumulated asset recoveries on a cash basis up to the date of calculation of such profits or losses less the transfer costs and other operating expenses incurred by TAMC, including all interest paid by TAMC to the Bank.

In the case whereby profits are realized, the first portion of the profits, not exceeding 20% of the transfer price of the impaired assets transferred to TAMC, will be allocated to the Bank and TAMC at 50% each. The second portion of the profits will be given to the Bank at the amount such that when included with the first profit portion shall not exceed the difference between the book value of the impaired assets of the Bank and the transfer price of such assets transferred to TAMC. The residual amount of the second profit portion will be given to TAMC. In the case whereby losses are realized, the first portion of the losses will be borne by the Bank but not exceeding 20% of the transfer price of the impaired assets transferred to TAMC. The second portion of the losses, not exceeding 20% of the transfer price of the impaired

assets transferred to TAMC, will be allocated to the Bank and TAMC at 50% each. The residual amount of the second portion of losses will be borne by TAMC.

The Bank has transferred impaired assets to TAMC at the net amount of loan, after deducting the allowance for doubtful accounts set aside pursuant to the notification of the Bank of Thailand, from the date that the Bank has entered into the Agreement until March 31, 2006 in the amount of Baht 25,524.5 million, and for the quarter ended March 31, 2006, TAMC had revised the balance of assets transferred by the Bank prior to 2004 downwards in the net amount of Baht 25.6 million (See Note 5.2.1). Subsequent transfers of impaired assets will occur pursuant to the conditions stated in the Agreement.

The Bank has transferred impaired assets to TAMC at the net amount of loan, after deducting the allowance for doubtful accounts set aside pursuant to the notification of the Bank of Thailand, from the date that the Bank has entered into the Agreement until December 31, 2005 in the amount of Baht 25,550.1 million, and for the year ended December 31, 2005, TAMC had revised the balance of assets transferred by the Bank prior to 2004 upwards in the net amount of Baht 126.2 million (See Note 5.2.1).

The Bank has transferred impaired assets to TAMC at the net amount of loan, after deducting the allowance for doubtful accounts set aside pursuant to the notification of the Bank of Thailand, from the date that the Bank has entered into the Agreement until March 31, 2005 in the amount of Baht 25,014.9 million, and for the quarter ended March 31, 2005, TAMC had revised the balance of assets transferred by the Bank prior to 2004 upwards in the net amount of Baht 28.3 million (See Note 5.2.1).

As at March 31, 2006 and December 31, 2005, the Bank has received the non-negotiable promissory notes from TAMC as a payment for certain portions of the transferred impaired assets amounting to Baht 19,991.0 million and Baht 20,513.6 million, respectively (See Note 5.2.1).

For the quarter ended March 31, 2006 and for the year ended December 31, 2005, the non-negotiable promissory notes have been redeemed by TAMC prior to maturity amounting to Baht 497.0 million and Baht 2,696.0 million, respectively (See Note 5.2.1).

5.3.4 As at March 31, 2006 and December 31, 2005, assets classified in accordance with the notification of the BOT are as follows :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2006

	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Other Assets	Total
Normal	795,866.1	-	-	-	795,866.1
Special mentioned	36,896.2	-	-	1.0	36,897.2
Substandard	19,141.5	-	-	-	19,141.5
Doubtful	22,608.4	-	-	0.0	22,608.4
Doubtful of loss	60,957.2	7,052.2	2,503.0	698.0	71,210.4
Loss	-	-	-	-	-
Total	935,469.4	7,052.2	2,503.0	699.0	945,723.6

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Other Assets	Total
Normal	791,980.8	-	-	-	791,980.8
Special mentioned	19,790.0	-	-	0.0	19,790.0
Substandard	12,760.1	-	-	1.1	12,761.2
Doubtful	26,351.4	-	-	0.0	26,351.4
Doubtful of loss	61,674.0	7,273.0	2,759.3	721.4	72,427.7
Loss	-	-	-	-	-
Total	912,556.3	7,273.0	2,759.3	722.5	923,311.1

Million Baht

THE BANK'S FINANCIAL STATEMENTS
MARCH 31, 2006

	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Other Assets	Total
Normal	795,468.6	-	-	-	795,468.6
Special mentioned	36,896.2	-	-	1.0	36,897.2
Substandard	19,128.6	-	-	-	19,128.6
Doubtful	22,593.7	-	-	0.0	22,593.7
Doubtful of loss	60,794.5	7,036.3	1,996.5	698.0	70,525.3
Loss	-	-	-	-	-
Total	934,881.6	7,036.3	1,996.5	699.0	944,613.4

Million Baht

	THE BANK'S FINANCIAL STATEMENTS DECEMBER 31, 2005				
	Loans and Accrued Interest Receivables	**Investments**	**Properties Foreclosed**	**Other Assets**	**Total**
Normal	793,715.5	-	-	-	793,715.5
Special mentioned	19,790.0	-	-	0.0	19,790.0
Substandard	12,730.3	-	-	1.1	12,731.4
Doubtful	26,348.1	-	-	0.0	26,348.1
Doubtful of loss	61,507.1	7,250.3	2,251.7	721.4	71,730.5
Loss	-	-	-	-	-
Total	914,091.0	7,250.3	2,251.7	722.5	924,315.5

5.3.5 Troubled debt restructurings

Details of the restructured debts of the Bank for the quarters ended March 31, 2006 and 2005, classified into the restructuring methods are as follows :

Million Baht

	THE BANK'S FINANCIAL STATEMENTS 2006			
Restructuring Method	**Cases**	**Outstanding Debt before Restructuring**	**Type of Transferred Assets**	**Fair Value**
Asset transfer	53	1,740.0	Land, building, condominium, leasehold, share capital	1,729.3
Debt restructuring in various forms	4,939	16,890.4		
Total	4,992	18,630.4		

The weighted average tenure of the above mentioned restructuring is 3.3 years; and the total debt outstanding after debt restructuring is Baht 18,575.4 million.

Million Baht

	THE BANK'S FINANCIAL STATEMENTS 2005			
Restructuring Method	**Cases**	**Outstanding Debt before Restructuring**	**Type of Transferred Assets**	**Fair Value**
Asset transfer	70	390.1	Land, building, condominium	399.6
Debt restructuring in various forms	4,442	18,555.6		
Total	4,512	18,945.7		

The weighted average tenure of the above mentioned restructuring is 5.8 years; and the total debt outstanding after debt restructuring is Baht 18,945.7 million.

For the quarters ended March 31, 2006 and 2005, the Bank recognized interest income from restructured debts amounting to Baht 1,817.7 million and Baht 2,316.6 million, respectively.

As at March 31, 2006 and December 31, 2005, the Bank had balance of loan to restructured debtors amounting to Baht 147,215.7 million and Baht 150,263.0 million, respectively.

Consolidated disclosures for troubled debt restructurings which occurred during the quarters ended March 31, 2006 and 2005 have not been provided, as such information is not significantly different than the above disclosures relating to the Bank.

5.4 Borrowings

5.4.1 Classified by types of securities and sources of fund as at March 31, 2006 and December 31, 2005, as follows :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

	March 31, 2006			December 31, 2005		
	Domestic	**Foreign**	**Total**	**Domestic**	**Foreign**	**Total**
Unsecured subordinated notes	-	27,848.8	27,848.8	-	29,451.3	29,451.3
Borrowings under repurchase agreement	-	45.5	45.5	-	-	-
Less Discount on borrowings	-	(7,506.4)	(7,506.4)	-	(7,663.2)	(7,663.2)
Total	-	20,387.9	20,387.9	-	21,788.1	21,788.1

Million Baht

THE BANK'S FINANCIAL STATEMENTS

	March 31, 2006			December 31, 2005		
	Domestic	**Foreign**	**Total**	**Domestic**	**Foreign**	**Total**
Unsecured subordinated notes	-	27,848.8	27,848.8	-	29,451.3	29,451.3
Borrowings under repurchase agreement	380.0	-	380.0	-	-	-
Less Discount on borrowings	-	(7,506.4)	(7,506.4)	-	(7,663.2)	(7,663.2)
Total	380.0	20,342.4	20,722.4	-	21,788.1	21,788.1

5.4.2 Classified by types of securities, currency, maturity and interest rate as at March 31, 2006 and December 31, 2005, as follows :

Million Baht

Types	Currency	Maturity	Interest Rate	CONSOLIDATED FINANCIAL STATEMENTS Amount	
				March 31, 2006	December 31, 2005
Short-term borrowings					
Unsecured subordinated notes	USD	2007	8.75%	10,368.0	-
Borrowings under repurchase agreement	MYR	2006	3.00%	45.5	-
Less Discount on borrowings				(634.8)	-
Total short-term borrowings				9,778.7	-
Long-term borrowings					
Unsecured subordinated notes	USD	2007 - 2029	8.25% - 9.025%	17,480.8	29,451.3
Less Discount on borrowings				(6,871.6)	(7,663.2)
Total long-term borrowings				10,609.2	21,788.1
Total				20,387.9	21,788.1

Million Baht

Types	Currency	Maturity	Interest Rate	THE BANK'S FINANCIAL STATEMENTS Amount	
				March 31, 2006	December 31, 2005
Short-term borrowings					
Unsecured subordinated notes	USD	2007	8.75%	10,368.0	-
Borrowings under repurchase agreement	THB	2006	4.35%	380.0	-
Less Discount on borrowings				(634.8)	-
Total short-term borrowings				10,113.2	-
Long-term borrowings					
Unsecured subordinated notes	USD	2007 - 2029	8.25% - 9.025%	17,480.8	29,451.3
Less Discount on borrowings				(6,871.6)	(7,663.2)
Total long-term borrowings				10,609.2	21,788.1
Total				20,722.4	21,788.1

5.5 Capital Augmented Preferred Securities

On April 2, 1999, the Bank issued Capital Augmented Preferred Securities (CAPS), which consisted of two group of securities ;

- The First Group of securities consisted of class A preferred shares and subordinated perpetual bonds (Group 1 Subordinated Bonds) offering total value of Baht 34,500.0 million.

- The Second Group of securities consisted of subordinated bonds and subordinated convertible bonds (Group 2 Subordinated Bonds) offering total value of Baht 11,500.0 million. The bonds serially mature in 29 series.

On April 2, 2004, the Bank redeemed CAPS amounting to Baht 28,446.0 million and adjusted the terms and conditions for the remaining units of the CAPS amounting to Baht 17,554.0 million, comprising Preferred Shares and Group 1 Subordinated Debentures totaling Baht 13,165.5 million and Group 2 Subordinated Debentures totaling Baht 4,388.5 million. Important aspects of the adjustment may be summarized as follows :

- The return of CAPS was set to a minimum rate of the 3-month deposit rate of the Bank plus 1.75% p.a. and when the Bank pays dividends to the ordinary shareholders, additional return of 0.5025% p.a. shall be paid.

- The second group bonds (series 21-28) were cancelled. The terms and conditions were revised such that the Bond series 29 became a perpetual bond, to be consistent with that of Group 1 Securities and the interest rate equals 4 times the sum of the 3-month deposit rate of the Bank and 1.75% p.a. to make the rate return of CAPS to the aforementioned level.

- The Bank was granted the right to redeem Group 1 Securities and Group 2 securities in whole or in part in multiple of 1/10 of the amount issued and sold or at a multiple of the mentioned amount.

On April 2, 2004, the Bank redeemed Group 1 Securities amounting to Baht 21,332,366,550, the remaining portion of Group 1 Securities, as a result, had the value of Baht 13,167,633,450. The Bank had paid for the redemption with regards to the part of the redeemed Preferred Shares Cum Subordinated Bonds to the bondholders. On July 7, 2004, the Bank had converted 213,345 Class A preferred shares with a par value of Baht 10 per share into ordinary shares at the same number and amount.

On July 29, 2005, the Board of Directors of the Bank has passed the resolutions to the effect that the remaining amount of CAPS amounting to Baht 17,554.0 million be redeemed under the conditions that the Bank must have already obtained an approval of the BOT and/or any relevant authorities.

On August 25, 2005, the Bank was approved by BOT for the redemption of all remaining amount of CAPS. On September 29, 2005, the Bank redeemed all of the remaining amount of CAPS amounting to Baht 17,554.0 million.

On October 3, 2005, the Bank had converted 131,655 Class A preferred shares with a par value of Baht 10 per share into ordinary shares at the same number and amount due to the redemption of CAPS.

5.6 Share capital

The 12th ordinary shareholders' meeting convened on April 12, 2005, approved important resolution regarding share capital as follows :

- The reconsideration of resolutions regarding the allocation of shares and the issuance of various types of the Bank's securities:

  Ordinary shareholders' meeting approved the reconsideration of resolutions of the 11th ordinary shareholders' meeting convened on April 9, 2004, regarding the allocation of shares and the issuance of various types of the Bank's securities and approved the allocation of shares and the issuance of various types of securities as proposed, to comply with the regulations prescribed by the Securities and Exchange Commission and to reflect the Bank's current situation, which may be summarized as follows :

  1. Allocation of 1,339,502,106 ordinary shares as follows : (revised)

     1.1 Allocation of 459,502,106 ordinary shares for offer and sale to general public, including the existing shareholders and the beneficial owners of the shares held by custodian or by any other similar arrangements.

     1.2 Allocation of 440,000,000 ordinary shares for offer and sale to institutional investors or investors with specific characteristics prescribed by the Securities and Exchange Commission.

     1.3 Allocation of 440,000,000 ordinary shares for offer and sale to the existing shareholders in proportion to their shareholdings.

  2. Allocation of 50,000,000 ordinary shares to be reserved for the exercise of the conversion right attached to the subordinated convertible bonds issued by the Bank and offered for sale in 1999 as part of the Capital Augmented Preferred Securities (CAPS) (reduced the number of shares).

  3. Allocation of 500,000,000 ordinary shares to be reserved for the exercise of conversion right attached to the subordinated convertible bonds and/or convertible bonds that may further be issued in future by the Bank, as approved by the shareholders' meeting (unchanged).

  4. Allocation of 200,000,000 ordinary shares to be reserved for the exercise of right to purchase ordinary shares by holders of warrants that may further be issued in future by the Bank, as approved by the shareholders' meeting (unchanged).

  5. The preferred shares, bonds and warrants with the right to purchase ordinary shares are allocated as prescribed in prior resolution.

- The amendment of the Bank's Memorandum of Association regarding the registered capital of the Bank

  The meeting approved the following amendment of Clause 4 of the Bank's Memorandum of Association to correspond with the number of ordinary shares and preferred shares that had been changed as a result of the conversion of 213,345 of Class A preferred shares into 213,345 ordinary shares owing to the redemption of 213,345 units of the Bank's Subordinated Debentures cum Preferred Shares which is a part of Capital Augmented Preferred Securities (CAPS) on April 2, 2004, which the amendment are as follows :

  The registered capital of the Bank is Baht 40,000.0 million, divided into 4,000,000,000 shares at a par value of 10 Baht each, comprising 3,998,213,345 ordinary shares, and 1,786,655 preferred shares.

On October 3, 2005, the Bank had converted 131,655 Class A preferred shares with a par value of Baht 10 per share into ordinary shares at the same number and amount due to the redemption of CAPS. The Bank had registered the change in the number of its ordinary shares with the Ministry of Commerce from 1,908,711,239 shares to 1,908,842,894 shares on October 7, 2005 (See Note 5.5).

5.7 The appropriation of the profit and the dividends payment

On April 12, 2005, the meeting of the ordinary shareholders No. 12 have adopted the following resolutions :

- The dividend be paid for the operating result of the year 2004 at the rate of Baht 1.75 per ordinary share, totaling Baht 3,340.2 million, a part of which had been paid as interim dividend at the rate of Baht 0.75 per share on November 19, 2004, and the remaining amount be paid on May 12, 2005 at the rate of Baht 1.00 per share to the shareholders whose names appear on the date the share register book is closed for the purpose of ascertaining entitlement to dividend which is April 27, 2005.

  In respect of the 131,655 shares of the Class A preferred shares, the dividend is paid according to the terms and conditions specified in the prospectus of the Class A preferred shares, offered simultaneously with the Group 1 Subordinated Bonds, being a part of the Bank's Capital Augmented Preferred Securities (CAPS), which stipulates that in the year that the Bank makes a dividend payment to the shareholders of ordinary shares, it is required to make a dividend payment to the shareholders of the Class A preferred share at the rate equal to the amount of interest on the Group 1 Subordinated Bonds which are not paid on each due date, and that an additional dividend be paid at the rate of Baht 1.00 per share. The Bank has already made the interim dividend payment to the shareholders of preferred shares on November 19, 2004 in the amount of Baht 21.8 million with an additional amount of Baht 0.1 million or at the rate of Baht 1.00 per share, totaling Baht 21.9 million, being the full dividend payment according to the terms and conditions specified in the prospectus.

- The appropriation of the profit for the operating result of the year 2004 as a legal reserve in the total amount of Baht 6,000.0 million, being the appropriation of profit for the period of January - June 2004 amounting to Baht 1,000.0 million and for the period of July -

December 2004 amounting to Baht 1,000.0 million (which have already been made as per the financial statements for the year ended December 31, 2004) and as additional legal reserve in the amount of Baht 4,000.0 million.

- The appropriation of the profit for the operating result of the year 2004 as other reserves in the total amount of Baht 8,500.0 million, being the appropriation of profit for the period of January - June 2004 amounting to Baht 5,000.0 million (which has already made as per the financial statements for the year ended December 31, 2004) and for the period of July - December 2004 amounting to Baht 3,500.0 million.

The net profit remaining after the appropriation of profit is Baht 429.5 million.

On August 23, 2005, the meeting of the Board of Directors of the Bank No. 7/2548 have adopted the following resolutions :

- The interim dividends on ordinary shares shall be paid from the profit of the operating result of January - June 2005 at the rate of Baht 0.75 per share on September 23, 2005.

- The appropriation of the profit for the operating result of January - June 2005 as a legal reserve in the total amount of Baht 4,000.0 million and other reserves in the total amount of Baht 6,500.0 million.

5.8 Commitments

As at March 31, 2006 and December 31, 2005, the Bank had commitments as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	March 31, 2006			December 31, 2005		
	Baht	Foreign Currencies	Total	Baht	Foreign Currencies	Total
Avals to bills	2,606.3	1,099.8	3,706.1	2,720.1	1,204.4	3,924.5
Guarantees of loans	426.4	6,499.8	6,926.2	423.3	7,209.7	7,633.0
Other guarantees	72,378.5	13,647.8	86,026.3	68,587.4	12,730.5	81,317.9
Liability under unmatured import bills	870.1	9,609.5	10,479.6	1,034.9	9,233.6	10,268.5
Letters of credit	1,102.0	29,277.0	30,379.0	1,060.7	28,749.3	29,810.0
Forward foreign exchange contracts						
Bought	18,122.1	153,372.8	171,494.9	10,173.2	153,724.1	163,897.3
Sold	19,591.9	253,405.6	272,997.5	9,342.5	229,084.7	238,427.2
Currency swaps						
Bought	-	2,719.2	2,719.2	-	2,054.1	2,054.1
Interest rate swaps						
Bought	-	192.0	192.0	-	197.4	197.4
Sold	-	192.0	192.0	-	197.4	197.4
Amount of unused bank overdraft	122,854.0	2,657.1	125,511.1	121,006.1	2,702.0	123,708.1
Others	860.1	14,264.0	15,124.1	40.0	19,072.2	19,112.2
Total	238,811.4	486,936.6	725,748.0	214,388.2	466,159.4	680,547.6

Million Baht

	THE BANK'S FINANCIAL STATEMENTS					
	March 31, 2006			December 31, 2005		
	Baht	Foreign Currencies	Total	Baht	Foreign Currencies	Total
Avals to bills	2,606.3	1,099.8	3,706.1	2,720.1	1,204.4	3,924.5
Guarantees of loans	426.4	6,429.8	6,856.2	423.3	7,139.7	7,563.0
Other guarantees	72,368.5	13,088.3	85,456.8	68,580.9	12,133.7	80,714.6
Liability under unmatured import bills	870.1	9,368.5	10,238.6	1,034.9	9,033.5	10,068.4
Letters of credit	1,082.0	28,946.4	30,028.4	1,040.7	28,303.0	29,343.7
Forward foreign exchange contracts						
Bought	18,122.1	152,749.3	170,871.4	10,173.2	153,417.7	163,590.9
Sold	19,591.9	252,854.6	272,446.5	9,342.5	228,708.5	238,051.0
Currency swaps						
Bought	-	2,719.2	2,719.2	-	2,054.1	2,054.1
Interest rate swaps						
Bought	-	192.0	192.0	-	197.4	197.4
Sold	-	192.0	192.0	-	197.4	197.4
Amount of unused bank overdraft	122,854.0	1,651.5	124,505.5	121,006.1	1,780.7	122,786.8
Others	860.1	14,264.0	15,124.1	40.0	19,072.2	19,112.2
Total	238,781.4	483,555.4	722,336.8	214,361.7	463,242.3	677,604.0

5.9 Litigation

As at March 31, 2006 and December 31, 2005, there has been a number of civil proceedings brought against the Bank in the ordinary course of business. The Bank believes that such proceedings when resolved will not materially affect the Bank's financial position and result of operations.

5.10 Related party transactions

As at March 31, 2006 and December 31, 2005, related parties of the Bank consisted of the Bank's executives at the level of department manager and higher including close family members of executives at the level of executive vice president and higher; those entities in which the Bank, or the Bank's directors, or executives at the level of department manager and higher, or close family members of executives at the level of executive vice president and higher, together had 10% or more combined beneficial ownership; and those entities in which the Bank's directors, or executives at the level of executive vice president and higher, or close family members of these individuals, held directorship positions; and also include those related companies as indicated in the BOT's report.

As at March 31, 2006 and December 31, 2005, the Bank had significant loans and commitments to related parties, as follows :

Million Baht

	MARCH 31, 2006		
	CONSOLIDATED FINANCIAL STATEMENTS	THE BANK'S FINANCIAL STATEMENTS	MATURITIES
Related restructured debtors			
Loans			
Ending balance	22,320.1	22,320.1	February 22, 2006 - December 30, 2020
Average month end balance	22,296.0	22,296.0	
Commitments			
Ending balance	1,214.1	1,214.1	February 28, 2005 - October 2, 2020
Average month end balance	1,407.7	1,407.7	
Other related parties			
Loans			
Ending balance	20,654.9	28,017.8	October 30, 1999 - November 27, 2023
Average month end balance	21,842.9	29,842.5	
Commitments			
Ending balance	1,121.8	1,123.3	March 31, 2006 - January 27, 2011
Average month end balance	1,122.9	1,124.4	

Million Baht

	DECEMBER 31, 2005		
	CONSOLIDATED FINANCIAL STATEMENTS	THE BANK'S FINANCIAL STATEMENTS	MATURITIES
Related restructured debtors			
Loans			
Ending balance	22,228.6	22,228.6	February 28, 2005 - December 30, 2020
Average month end balance	42,614.3	42,614.3	
Commitments			
Ending balance	1,640.1	1,640.1	February 28, 2005 - May 12, 2018
Average month end balance	3,028.6	3,028.6	
Other related parties			
Loans			
Ending balance	27,527.0	36,789.9	October 30, 1999 - November 27, 2023
Average month end balance	23,924.0	33,062.0	
Commitments			
Ending balance	1,167.2	1,168.7	January 15, 2006 - September 12, 2010
Average month end balance	1,317.3	1,319.2	

For the quarter ended March 31, 2006, the Bank charged interests between 0.75% to 15.0% on loans to these related parties, which are classified into interest rate charged on restructured loans between 0.75% to 12.0%, on money market loans were between 4.505% to 7.25%, on default loans at 15.0% and on other loans between 2.05% to 12.0%. Determination of interest rates was dependent on the type of loans and collateral.

For the year ended December 31, 2005, the Bank charged interests between 1.0% to 15.0% on loans to these related parties, which are classified into interest rate charged on restructured loans between 1.0% to 14.0%, on money market loans were between 4.205% to 5.5%, on default loans at 15.0% and on other loans between 2.05% to 10.75%. Determination of interest rates was dependent on the type of loans and collateral.

As at March 31, 2006 and December 31, 2005, the Bank had allowance for doubtful accounts of loans to related parties amounting to 3,341.0 million and Baht 3,439.4 million, respectively.

The Bank follows the BOT guidelines in estimating the minimum allowance for doubtful accounts on loans to related parties as per loans to normal debtors.

In the consolidated and Bank's financial statements, investments between the Bank and the subsidiaries and associated companies as at March 31, 2006 and December 31, 2005 are shown in Note 5.2.2.

In the consolidated financial statements, loans to and commitments between the Bank and associated companies, and in the Bank's financial statements, loans to and commitments between the Bank and subsidiary and associated companies, consisted of the following as at March 31, 2006 and December 31, 2005 :

LOANS

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	March 31, 2006	December 31, 2005	March 31, 2006	December 31, 2005
Subsidiary company				
Sinnsuptawee Asset Management Co., Ltd.	-	-	7,363.0	9,263.0
Associated companies				
BSL Leasing Co., Ltd.	1,883.0	1,955.0	1,883.0	1,955.0
Thai Filament Finishing Co., Ltd.	161.4	160.7	161.4	160.7
Thai Polymer Textile Co., Ltd.	1,556.9	1,561.6	1,556.9	1,561.6
Thai Taffeta Textile Co., Ltd.	101.6	101.1	101.6	101.1

COMMITMENTS

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	March 31, 2006	December 31, 2005	March 31, 2006	December 31, 2005
Subsidiary companies				
Bualuang Securities Public Co., Ltd.	-	-	1.5	1.5
BBL Asset Management Co., Ltd.	-	-	0.0	0.0
Associated companies				
BSL Leasing Co., Ltd.	53.9	7.7	53.9	7.7
Thai Filament Finishing Co., Ltd.	9.8	9.8	9.8	9.8
Thai Polymer Textile Co., Ltd.	10.1	10.1	10.1	10.1
Thai Taffeta Textile Co., Ltd.	5.7	6.4	5.7	6.4

In the consolidated and the Bank's financial statements, loans to and commitments between the Bank and related companies, in which the Bank has between 10% to 20% shareholding through normal investments consisted mainly of the following as at March 31, 2006 and December 31, 2005 :

LOANS

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	March 31, 2006	December 31, 2005	March 31, 2006	December 31, 2005
Asia Cement Public Co., Ltd.	-	0.5	-	0.5
Bangkok Central Leasing Co., Ltd.	219.0	783.6	219.0	783.6
Thana Thep Printing Co., Ltd.	3.7	4.2	3.7	4.2
Toyota Leasing (Thailand) Co., Ltd.	5,179.0	10,119.0	5,179.0	10,119.0

COMMITMENTS

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	March 31, 2006	December 31, 2005	March 31, 2006	December 31, 2005
Asia Lamp Industry Co., Ltd.	1.2	1.0	1.2	1.0
Asia Cement Public Co., Ltd.	404.8	404.8	404.8	404.8
ACL Bank Public Co., Ltd.	0.7	0.6	0.7	0.6
Bangkok Central Leasing Co., Ltd.	157.7	166.5	157.7	166.5
Thana Thep Printing Co., Ltd.	1.8	1.1	1.8	1.1
Toyota Leasing (Thailand) Co., Ltd.	0.4	0.4	0.4	0.4

As at March 31, 2006 and December 31, 2005, the Bank had deposits from related parties as follows :

	Million Baht	
	March 31, 2006	December 31, 2005
Subsidiaries		
BBL (Cayman) Limited	0.1	0.0
Bangkok Bank Berhad	32.5	33.3
Sinnsuptawee Asset Management Co., Ltd.	34.0	223.3
BBL Asset Management Co., Ltd.	24.3	10.2
Bualuang Securities Public Co., Ltd.	49.9	18.5
Associated companies		
BSL Leasing Co., Ltd.	28.1	6.9
Processing Center Co., Ltd.	20.4	89.2
WTA (Thailand) Co., Ltd.	0.0	0.0
Related restructured debtors	1,716.2	2,354.8
Other related parties	2,993.1	4,057.1

As at March 31, 2006 and December 31, 2005, the Bank had placement with, loans to, commitments to, deposits from, borrowings from and other liabilities with related parties, changing are summarized as follows :

	March 31, 2006	December 31, 2005	Million Baht Change
PLACEMENT			
Subsidiaries	136.6	54.1	82.5
LOANS			
Subsidiaries	7,363.0	9,263.0	(1,900.0)
Associated companies	3,702.9	3,778.4	(75.5)
Related restructured debtors*	20,500.2	20,405.1	95.1
Other related parties*	18,771.8	25,572.0	(6,800.2)
Total	50,337.9	59,018.5	(8,680.6)
COMMITMENTS			
Subsidiaries	1.5	1.5	-
Associated companies	79.5	34.0	45.5
Related restructured debtors*	1,188.6	1,613.8	(425.2)
Other related parties*	1,067.8	1,159.5	(91.7)
Total	2,337.4	2,808.8	(471.4)
DEPOSITS			
Subsidiaries	140.8	285.3	(144.5)
Associated companies	48.5	96.1	(47.6)
Related restructured debtors*	1,716.2	2,354.8	(638.6)
Other related parties*	2,993.1	4,057.1	(1,064.0)
Total	4,898.6	6,793.3	(1,894.7)
BORROWINGS			
Subsidiaries	454.9	49.3	405.6
OTHER LIABILITIES			
Subsidiaries (Note 5.2)	1,978.5	3,323.0	(1,344.5)

Significant accounting transactions between the Bank and subsidiaries, associated companies and other related parties were transacted under normal business practices. The price, interest rates, commission charges, terms and conditions are determined on an arm's length basis. Significant accounting transactions between the Bank and certain restructured debtors were transacted under special debt restructuring conditions.

* Excluding subsidiaries and associated companies.

As at March 31, 2006 and December 31, 2005, material accrued income and expenses between the Bank and related parties are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	March 31, 2006	December 31, 2005	March 31, 2006	December 31, 2005
Subsidiaries				
Accrued interest receivable	-	-	1.0	21.3
Accrued interest payable	-	-	0.2	0.1
Fees receivable	-	-	21.0	14.6
Associated companies				
Accrued interest receivable	7.2	8.6	7.2	8.6
Accrued interest payable	0.1	0.0	0.1	0.0
Other related parties				
Accrued interest receivable	73.6	94.1	73.6	94.1
Accrued interest payable	8.4	3.4	8.4	3.4

For the quarters ended March 31, 2006 and 2005, material income and expenses between the Bank and related parties are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2006	2005	2006	2005
Subsidiaries				
Interest and discount received	-	-	92.7	57.1
Fees and service income	-	-	47.8	14.8
Other income	-	-	0.1	0.6
Dividend income	-	-	4.0	3.2
Interest paid	-	-	6.2	0.3
Other expenses	-	-	0.0	5.2
Associated companies				
Interest and discount received	28.5	2.1	28.5	2.1
Fees and service income	0.4	0.0	0.4	0.0
Other income	0.0	0.0	0.0	0.0
Dividend income	4.2	-	4.2	-
Interest paid	0.0	0.1	0.0	0.1
Other expenses	21.5	18.1	21.5	18.1
Other related parties				
Interest and discount received	476.0	578.0	476.0	578.0
Fees and service income	10.3	7.6	10.3	7.6
Interest paid	8.1	6.5	8.1	6.5
Other expenses	89.4	162.9	89.4	162.9

For the year ended December 31, 2005, the Bank sold properties foreclosed to Sinnsuptawee Asset Management Co., Ltd. amounting to Baht 250.5 million for Baht 250.5 million, which were its fair value. For the quarter ended March 31, 2006, the Bank had no above transactions.

Disclosure of the statements of cash flows of Sinnsuptawee Asset Management Co., Ltd.

In accordance with the BOT's letter number ThorPorTor. SorNorSor. (01) Wor. 3258/2543 relating to the operation regulation of the Asset Management Company (AMC), dated November 27, 2000, required the Bank to disclose the statements of cash flows of the AMC in the notes to the financial statements. The statements of cash flows of Sinnsuptawee Asset Management Co., Ltd. are as follows :

SINNSUPTAWEE ASSET MANAGEMENT COMPANY LIMITED
STATEMENTS OF CASH FLOWS
FOR THE QUARTERS ENDED MARCH 31, 2006 AND 2005
"UNAUDITED"

		Million Baht
	2006	**2005**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	443.6	4.9
Items to reconcile net income to cash received (paid) from operating activities		
Depreciation	0.1	0.1
Net income from disposal of securities for investment	(800.8)	-
Loss on impairment of properties foreclosed	138.4	-
Income (loss) from operations before changes in operating assets and liabilities	(218.7)	5.0
Operating assets (increase) decrease		
Securities purchased under resale agreements	(380.0)	-
Notes receivable from the rental of assets	(0.1)	-
Properties foreclosed	18.8	13.4
Accrued interest receivable	0.0	(0.2)
Accounts receivable	(4.8)	(0.3)
Prepaid expenses	0.1	0.2
Deposits	-	0.0
Advance payment	(0.0)	(0.1)
Accrued dividend	-	(54.0)
Income tax recoverable	(0.2)	(0.5)
Operating liabilities increase (decrease)		
Accrued expenses	(0.9)	(5.5)
Corporate tax payable	125.5	-
Deposits	5.8	0.4
Deposit for properties foreclosed rental	-	(0.2)
Other liabilities	(0.1)	(0.1)
Net cash used in operating activities	(454.6)	(41.9)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from disposal of available for sale securities	2,145.3	-
Purchase of premise and equipment	(0.1)	(0.0)
Net cash provided by (used in) investing activities	2,145.2	(0.0)
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash paid for loans from parent company	(1,900.0)	-
Net cash used in financing activities	(1,900.0)	-
Net decrease in cash and cash equivalent items	(209.4)	(41.9)
Cash and cash equivalent items as at January 1,	243.1	362.5
Cash and cash equivalent items as at March 31,	33.7	320.6

5.11 Income Tax

For the quarter ended March 31, 2005, the consolidated financial statement presented income tax amounting to Baht 23.1 million, which is the income tax of its subsidiaries.

For the quarter ended March 31, 2005, the Bank's financial statement presented net income but no income tax expenses as the Bank has losses carried forward being taxable expenses.

5.12 The results of operation by domestic and foreign operations

The results of operations for the quarters ended March 31, 2006 and 2005 are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS 2006			
	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	14,981.2	3,458.4	(1,710.1)	16,729.5
Interest expenses	(4,628.5)	(2,595.7)	1,710.1	(5,514.1)
Net interest income	10,352.7	862.7	-	11,215.4
Non-interest income	6,542.5	506.8	(54.4)	6,994.9
Non-interest expenses	(9,105.2)	(958.3)	-	(10,063.5)
Income before income tax	7,790.0	411.2	(54.4)	8,146.8

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS 2005			
	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	12,169.0	2,533.6	(1,353.3)	13,349.3
Interest expenses	(3,057.4)	(1,927.6)	1,353.3	(3,631.7)
Net interest income	9,111.6	606.0	-	9,717.6
Non-interest income	4,073.5	488.9	(54.2)	4,508.2
Non-interest expenses	(7,221.7)	(963.0)	-	(8,184.7)
Income before income tax	5,963.4	131.9	(54.2)	6,041.1

Million Baht

	THE BANK'S FINANCIAL STATEMENTS 2006			
	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	15,054.7	3,324.9	(1,709.0)	16,670.6
Interest expenses	(4,633.8)	(2,545.5)	1,709.0	(5,470.3)
Net interest income	10,420.9	779.4	-	11,200.3
Non-interest income	5,948.1	484.1	-	6,432.2
Non-interest expenses	(8,761.9)	(906.7)	-	(9,668.6)
Income before income tax	7,607.1	356.8	-	7,963.9

Million Baht

THE BANK'S FINANCIAL STATEMENTS

	2005			
	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	12,098.5	2,418.3	(1,352.4)	13,164.4
Interest expenses	(3,041.5)	(1,885.3)	1,352.4	(3,574.4)
Net interest income	9,057.0	533.0	-	9,590.0
Non-interest income	3,839.0	472.7	-	4,311.7
Non-interest expenses	(6,970.7)	(928.0)	-	(7,898.7)
Income before income tax	5,925.3	77.7	-	6,003.0

The basis for the determination of income and expenses charge between the branches and head office, and between the branches, is established by head office, and approximates the funding cost.

5.13 Capital fund

Capital fund as at March 31, 2006 and December 31, 2005 are as follows :

Million Baht

	March 31, 2006	December 31, 2005
Tier 1 capital		
Issued and paid-up share capital and premium on share capital	75,434.6	75,434.6
Legal reserve	10,000.0	10,000.0
Other reserve	15,000.0	15,000.0
Retained earnings after appropriation	536.0	536.0
Others	(1,440.5)	(1,555.1)
	99,530.1	99,415.5
Tier 2 capital		
Unrealized increment per land appraisal	6,937.4	6,937.4
Unrealized increment per premises and condominiums appraisal	3,843.0	3,983.0
Provision for normal assets	3,554.5	3,660.1
Unrealized gain (net) on equity security revaluation-available-for-sale	4,697.5	4,697.5
Long-term subordinated debt instruments		
Unsecured subordinated notes	12,669.8	13,134.6
	31,702.2	32,412.6
Total	131,232.3	131,828.1

The Bank of Thailand regulation requires that banks registered in Thailand maintain a ratio of capital fund to assets and contingencies of not less than 8.5% and that Tier 1 capital must not be less than 4.25% of such assets and contingencies.

As at March 31, 2006 and December 31, 2005, capital adequacy ratios maintained by the Bank in accordance with the notification of the BOT are as follows :

	Percentage	
	March 31, 2006	December 31, 2005
Total capital	13.8	14.0
Tier 1 capital	10.5	10.6
Tier 2 capital	3.3	3.4

5.14 Events after the balance sheet date

The 13th ordinary shareholders' meeting convened on April 12, 2006, approved the important resolutions, summarized as follows :

- The amendment of the Bank's Memorandum of Association regarding the registered capital of the Bank

  The shareholders' meeting approved the amendment of Clause 4 of the Bank's Memorandum of Association to correspond with the number of ordinary shares and preferred shares that had been changed as a result of the conversion of 131,655 of Class A preferred shares into 131,655 ordinary shares owing to the redemption of 131,655 units of the Bank's Subordinated Debentures cum Preferred Shares which is a part of Capital Augmented Preferred Securities (CAPS) on September 29, 2005 so that the registered capital of the Bank is Baht 40,000.0 million, divided into 4,000,000,000 shares at a par value of 10 Baht each, comprising 3,998,345,000 ordinary shares, and 1,655,000 preferred shares.

- Approval of the appropriation of the profit and the payment of dividend for the year 2005

  The shareholders' meeting approved the appropriation of the profit and the payment of dividend for the year 2005 as follows :

  - the appropriation as legal reserves and as other reserves amounting to Baht 4,500.0 million and Baht 13,000.0 million, respectively, with the amount to be appropriated for the period of January - June 2005 amounting to Baht 4,000.0 million and Baht 6,500.0 million, respectively (which had already been appropriated as per the financial statements for the year ended December 31, 2005) and the amount to be appropriated for the period of July - December 2005 amounting to Baht 500.0 million and Baht 6,500.0 million, respectively.

  - the payment of dividend at the rate of Baht 2.00 per ordinary share, totaling Baht 3,817.6 million, a part of which had been paid as interim dividend at the rate of Baht 0.75 per share on September 23, 2005, and the remaining amount to be paid on May 11, 2006 at the rate of Baht 1.25 per share.

  The net profit remaining after the appropriation of profit is Baht 282.2 million.

5.15 Approval of the financial statements

These financial statements are approved by the Audit Committee, and by the Board of Executive Directors on May 9, 2006.